DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

SUPPL

80E

Heerlen (NL), 26 October 2007

DSM completes new factory for waterborne resins in Meppen, Germany

Royal DSM N.V. today announces that the DSM NeoResins+ expansion in Meppen, Germany, has been completed successfully. The new manufacturing unit will, amongst other things, manufacture specialty polyurethane dispersions that will find its way in high-end decorative professional and DIY trim paints, metal- and plastic coatings and parquet lacquers. Specialty urethane dispersions are experiencing high market growth, as these resins are a waterborne alternative to solvent-based coating systems and outperform the traditional systems in terms of performance and durability. In addition, these water-based dispersions do not require volatile organic compounds (VOCs) that have negative effects on the environment. Therefore, the dispersions offer an excellent alternative to achieve the VOC reduction targets that are necessary to comply with new legislation to be introduced in 2010.

This expansion is one of the many projects that DSM NeoResins+ is working on to further enhance its capability to serve its customers and markets in both the short and the long term.

Ben van Kooten, Business Group Director of DSM Resins comments: "*This investment is of strategic importance and will further increase DSM's leadership position in specialty coating resins. Furthermore, it demonstrates DSM's commitment to supply its customers with innovative waterborne products in order to comply with the forthcoming European VOC legislation. It represents a further step towards the realization of DSM's ambition of generating EUR 1 billion in innovation-based sales by 2010 within the framework of its Vision 2010 strategy.*"

About DSM NeoResins$^+$
DSM NeoResins$^+$ is a leading, global supplier of innovative specialty resins that is focused on fulfilling the needs of the coatings and graphic arts industries. DSM NeoResins$^+$ has 1,200 employees and operates seven manufacturing sites: in Frankfort and Wilmington (US), Shunde (China), Hoek van Holland and Waalwijk (Netherlands), Meppen (Germany) and Parets (Spain). Being focused on customer needs, it has five Application and Research & Technology Centers: in Wilmington (US), Shanghai and Shunde (China), Parets (Spain), Waalwijk and Zwolle (Netherlands), all supported by three Customer Service Centers: in Wilmington (US), Shunde (China) and Waalwijk (Netherlands). DSM NeoResins$^+$ is headquartered in Waalwijk (Netherlands).

About DSM

DSM creates innovative products and services in Life Sciences and Materials Sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

81E

Heerlen (NL), 26 October 2007

DSM - Repurchase of shares (week 43)

Royal DSM N.V. has repurchased 636,366 of its own shares in the period from 18 October 2007 up to and including 24 October 2007 at an average price of EUR 38.82. This is in accordance with the first phase of the share buyback program, announced on 1 October 2007. The consideration of this repurchase was EUR 24.7 million.

The total number of shares repurchased under the first phase of this program to date is 2,146,366 shares for a total consideration of EUR 84.0 million.

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications

tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations

tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END